MIND C.T.I. LTD.
                              (An Israeli Corporation)
                     2000 CONSOLIDATED FINANCIAL STATEMENTS















                                MIND C.T.I. LTD.

                     2000 CONSOLIDATED FINANCIAL STATEMENTS








                              TABLE OF CONTENTS


                                                               Page
REPORT OF INDEPENDENT AUDITORS                                 F-2
CONSOLIDATED FINANCIAL STATEMENTS:
   Balance sheets                                            F-3-F-4
   Statements of income                                        F-5
   Statements of changes in shareholders' equity               F-6
   Statements of cash flows                                  F-7-F-8
   Notes to financial statements                             F-9-F-30


         The amounts are stated in U.S. dollars ($) in thousands.

                                  F-1




                          REPORT OF INDEPENDENT AUDITORS


To the shareholders of
MIND C.T.I. LTD.


We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.






Tel-Aviv, Israel                    Kesselman & Kesselman
  February 12, 2001           Certified Public Accountants (Isr.)

                                        F-2




                                 MIND C.T.I. LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                         December 31,
                                                ------------------------------
                                                      2000         1999
                                                 -------------  -------------
                                                (In thousands of U.S. dollars)
                                                ------------------------------

                     A  s  s  e  t  s
CURRENT ASSETS (note 7):
  Cash and cash equivalents (note 8a)               $ 43,373      $ 2,646
  Short-term investments (note 8b)                       103          754
  Accounts receivable (note 8c):
    Trade                                              5,589        2,577
    Other                                              1,460          250
  Inventories                                             20           37
                                                   ---------    ---------
       T o t a l  current assets                      50,545        6,264
                                                   ---------    ---------
INVESTMENT IN A COMPANY (note 1f)                         93
                                                   ---------
PROPERTY AND EQUIPMENT (note 2):
  Cost                                                 2,734        1,392
  L e s s - accumulated depreciation                     792          421
                                                   ---------    ---------
                                                       1,942          971
                                                   ---------    ---------
OTHER ASSETS (note 8d)                                   368          258
                                                   ---------    ---------
       T o t a l  assets                            $ 52,948      $ 7,493
                                                   =========    =========





               _____________________ ) Chairman of the Board of Directors,
                  Monica Eisinger    ) President and Chief Executive Officer

               _____________________ )
                    Amnon Neubach    ) Director

                                        F-3





                                                         December 31,
                                                ------------------------------
                                                      2000         1999
                                                 -------------  -------------
                                                (In thousands of U.S. dollars)
                                                ------------------------------
                     Liabilities and shareholders' equity
CURRENT LIABILITIES (note 7):
  Accounts payable and accruals:
    Trade                                          $    955      $    201
    Other (note 8e)                                   2,901         1,648
                                                  ---------     ---------
       T o t a l  current liabilities                 3,856         1,849

ACCRUED SEVERANCE PAY (note 3)                          776           424
                                                  ---------     ---------
       T o t a l  liabilities                         4,632         2,273
                                                  ---------     ---------
COMMITMENTS (note 4)
MINORITY INTEREST                                        89
                                                  ---------
SHAREHOLDERS' EQUITY (note 5):
  Share capital - ordinary shares of
    NIS 0.01 par value (authorized - 85,222,220
    shares; issued and outstanding:
    December 31, 2000 - 20,566,220 shares;
    December 31, 1999 - 14,892,000 shares)               51            36
  Additional paid-in capital                         61,233         3,680
  Deferred stock compensation                          (453)         (274)
  Retained earnings (accumulated deficit)           (12,604)        1,778
                                                  ---------     ---------
       T o t a l  shareholders' equity               48,227         5,220
                                                  ---------     ---------

       T o t a l  liabilities and shareholders'
         equity                                    $ 52,948       $ 7,493
                                                  =========     =========

     The accompanying notes are an integral part of the financial statements.

                                        F-4




                                 MIND C.T.I. LTD.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                           --------------------------------
                                               2000      1999      1998
                                              ------    ------    ------
                                            (In thousands of U.S. dollars,
                                                 except per share data)
                                           --------------------------------
REVENUES (note 9a):
  Sales of licenses                         $ 12,476   $ 6,791   $ 3,385
  Services                                     3,137     1,405       685
                                           ---------  --------  --------
Total Revenues                                15,613     8,196     4,070
COST OF REVENUES (including $ 10,000 and
  $ 8,000 of non-cash compensation in
  2000 and 1999, respectively)                 2,203     1,326       631
                                           ---------  --------  --------
GROSS PROFIT                                  13,410     6,870     3,439
RESEARCH AND DEVELOPMENT EXPENSES - net
  (including $ 52,000 and $ 9,000 of non-cash
  compensation in 2000 and in 1999, respectively)
  (note 9b)                                    3,795     1,927     1,049
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES (including $ 175,000, $ 17,000, $ 1,000,
  non-cash compensation in 2000, 1999 and 1998,
  respectively) (note 9c):
  Selling  expenses                            4,774     2,119     1,055
  General and administrative expenses          1,928     1,000       592
                                           ---------  --------  --------
OPERATING INCOME                               2,913     1,824       743
FINANCIAL AND OTHER INCOME - net (note 9d)     1,080       137        99
                                           ---------  --------  --------
INCOME BEFORE TAXES ON INCOME                  3,993     1,961       842
TAXES ON INCOME (note 6)                         245       447       201
                                           ---------  --------  --------
NET INCOME                                     3,748     1,514       641
ACCRETION OF MANDATORILY REDEEMABLE
  CONVERTIBLE A PREFERRED SHARES TO
  MANDATORY REDEMPTION VALUE (note 5b)        (8,894)
AMORTIZATION OF BENEFICIAL CONVERSION
  FEATURE OF MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED SHARES (note 5b)      (7,223)
                                           ---------  --------  --------
NET INCOME (LOSS) APPLICABLE TO
  ORDINARY SHARES                          $ (12,369)  $ 1,514   $   641
                                           =========  ========  ========
EARNINGS (LOSS) PER ORDINARY SHARE
  (note 9e):
  Basic                                      $ (0.73)   $ 0.10    $ 0.05
                                           =========  ========  ========
  Diluted                                    $ (0.73)   $ 0.10    $ 0.05
                                           =========  ========  ========
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  USED IN COMPUTATION OF EARNINGS (LOSS)
  PER ORDINARY SHARE - IN THOUSANDS (note 9e):
  Basic                                       16,897    14,667    12,246
                                           =========  ========  ========
  Diluted                                     16,897    14,984    12,283
                                           =========  ========  ========

      The accompanying notes are an integral part of the financial statements.

                                        F-5




                                MIND C.T.I. LTD.
                 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY




                     Share capital                          Retained
               --------------------  Additional  Deferred   earnings
                  Number of           Paid-In     Stock     (accumulated
                    Shares   Amount   Capital  Compensation  deficit)     Total
               ------------- ------ ---------- ------------- ----------- -----
               (In thousands)           (In thousands of U.S. dollars)
               ------------- --------------------------------------------------
BALANCE AT
 JANUARY 1,
  1998              12,246  $  36    $ 1,067     $   (1)     $     155  $ 1,257
CHANGES DURING
 1998:
  Net income                                                       641      641
  Amortization
   of deferred
   compensation
   related to
   employee stock
   option grants                                      1                       1
  Dividend                                                       (139)     (139)
                  -------  -----    -------    -------      ---------  --------
BALANCE AT
 DECEMBER 31, 1998 12,246     36      1,067       -,-             657     1,760
CHANGES DURING
 1999:
  Net income                                                    1,514     1,514
  Exercise of
   warrants to
   purchase
   ordinary
   shares in
   January 1999,
   net of
   issuance costs
   of $23,000
   (note 5a(4))     2,646      *      2,313                               2,313
  Deferred
   compensation
   related to
   employee stock
   option grants -
   net                                  300       (300)                     -,-
  Amortization of
   deferred
   compensation
   related to
   employee stock
   option grants                                    26                       26
  Dividend                                                       (393)     (393)
                  -------  -----    -------    -------      ---------  --------
BALANCE AT
 DECEMBER 31,
 1999              14,892     36      3,680       (274)         1,778     5,220
CHANGES DURING
 2000:
  Net income                                                    3,748     3,748
  Dividend                                                     (2,013)   (2,013)
  Deemed purchase
   and cancellation
   on March 30,
   2000 of ordinary
   shares which
   were exchanged
   for mandatorily
   redeemable B
   preferred shares  (556)     *     (3,000)                             (3,000)
  Accretion of
   mandatorily
   redeemable
    convertible A
    preferred shares
    to mandatory
    redemption value
    (note 5b)                                                  (8,894)   (8,894)
  Amortization of
   beneficial
   conversion
   feature of
   redeemable
   convertible
   preferred shares                   7,223                    (7,223)      -,-
  Employee stock
   options
   exercised
   and paid             2      *          1                                   1
  Conversion of
   mandatorily
   redeemable
   A and B
   preferred
   shares into
   ordinary shares
   (note 5b)        2,778      7     22,993                              23,000
  Issuance of share
   capital under an
   initial public
   offering, net of
   underwriters'
   discount and
   issuance costs
   of $ 4,561,000
   (note 5a(5))     3,450      8     29,930                              29,938
  Deferred
   compensation
   related to
   employee stock
   option grants -
   net                                  406       (406)                     -,-
  Amortization of
   deferred
   compensation
   related to
   employee stock
   option grants                                   227                      227
                   ------  ---      -------    -------       ---------  -------
BALANCE AT
 DECEMBER 31,
 2000              20,566  $51      $61,233      $(453)      $(12,604)  $48,227
                   ======  ===      =======      =====       ========   =======

  * Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

                                        F-6




                                                                (Continued) - 1
                                      MIND C.T.I. LTD.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                           --------------------------------
                                               2000      1999      1998
                                              ------    ------    ------
                                            (In thousands of U.S. dollars)
                                           --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                  $ 3,748    $1,514    $ 641
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                  379       196      128
    Deferred income taxes - net                  (485)      294      131
    Compensation expense resulting from
      options granted to employees                227        26        1
    Accrued severance pay - net                   229        89       28
    Capital loss on sale of property and
      equipment - net                               3         9        3
    Erosion of principal of long-term loans
      denominated in Israeli currency and
      linked to the Israeli
      consumer price index                                            (3)
    Unrealized loss (gain) from trading
     Securities                                   (13)      (19)       5
    Interest accrued on short-term bank deposits   (3)      (29)
    Changes in operating asset and liability items:
      Proceeds from sale of trading securities     36        96      576
      Increase in accounts receivable:
        Trade                                  (3,012)   (1,377)    (397)
        Other                                  (1,203)     (127)     (65)
      Increase in accounts payable and
        Accruals:
        Trade                                     754        30       61
        Other                                   1,744       276      478
      Decrease (increase) in inventories           17        51      (62)
                                             --------   -------  -------
  Net cash provided by operating activities     2,421     1,029    1,525
                                             --------   -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment           (1,355)     (526)    (425)
  Investment in short-term bank deposits                 (1,410)
  Withdrawal of short-term bank deposits          631       811
  Investment in a company                         (93)
  Proceeds from sale of fixed assets                2        19        3
                                             --------   -------  -------
  Net cash used in investing activities          (815)   (1,106)    (422)
                                             --------   -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital                    29,938     2,313
  Issuance of mandatorily redeemable
    convertible A preferred shares             11,106
  Employee stock options exercised and paid         1
  Issuance of shares to minority shareholders
    in a subsidiary                                89
  Repayment of long-term bank loans                                  (45)
  Repayment of long-term loans from shareholders                     (27)
  Dividends paid                               (2,013)     (393)    (266)
                                             --------   -------  -------
  Net cash provided by (used in) financing
   activities                                  39,121     1,920     (338)
                                             --------   -------  -------
NET INCREASE IN CASH AND CASH EQUIVALENTS      40,727     1,843      765
BALANCE OF CASH AND CASH
  EQUIVALENTS AT BEGINNING OF YEAR              2,646       803       38
                                             --------   -------  -------
BALANCE OF CASH AND CASH EQUIVALENTS
  AT END OF YEAR                             $ 43,373   $ 2,646    $ 803
                                             ========   =======  =======

                                          F-7




                                                                (Concluded) - 2
                                      MIND C.T.I. LTD.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                           --------------------------------
                                               2000      1999      1998
                                              ------    ------    ------
                                            (In thousands of U.S. dollars)
                                           --------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW AND NON-CASH ACTIVITIES:
  Cash paid during the year for:
    Interest                                 $   -        $   5    $  12
                                             ========   =======  =======
    Income tax                               $    894     $ 210    $ 133
                                             ========   =======  =======
  Accretion of mandatorily redeemable
    convertible A preferred shares to
      mandatory redemption value             $  8,894
                                             ========
  Amortization of beneficial conversion feature
    of mandatorily redeemable convertible
      preferred shares                       $  7,223
                                             ========
  Conversion of mandatorily redeembale
    convertible preferred shares into
      ordinary shares                        $ 23,000
                                             ========

The accompanying notes are an integral part of the financial statements.

                                            F-8




                                      MIND C.T.I. LTD.
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, applied on a consistent basis, are as follows:

     a. General:

        1) Nature of operations

           MIND C.T.I. Ltd. (the "Company") is an Israeli corporation, which together with its subsidiaries, develops, manufacture and market real-time billing and customer care software for voice over internet protocol ("IP") service providers. The Company also provides a call management system used by organizations for call accounting, traffic analysis and fraud detection.

           The Company has three wholly-owned subsidiaries in the United States, the Netherlands and Romania and a 80% owned subsidiary in Japan.

        2) Functional currency

           The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel which are denominated primarily in dollars. To the extent that the Company's revenues are derived in Israeli currency linked to the dollar, contract amounts are stated in dollars and paid in Israeli currency linked to the changes in the exchange rate of the dollar and Israeli currency. In addition, most marketing costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

           Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of income, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation, changes in inventories,
           etc.) - historical   exchange rates.  The resulting currency
           translation gains or losses are carried to financial income or expenses, as appropriate.

        3) Accounting principles

           The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

        4) Use of estimates in preparation of financial statements

           The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

                                           F-9




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     b. Principles of consolidation:

        1) The consolidated financial statements include the accounts of the Company and its subsidiaries.

        2) Intercompany balances and transactions were eliminated in consolidation.

     c. Cash equivalents and short-term bank deposits

        The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

        Bank deposits with an original maturity of more than three months but less than one year from date of deposit are presented as "short-term bank deposits" among short-term investments.

     d. Marketable securities

        These securities - participation certificates in mutual funds classified as "trading securities", are stated at redemption value, which represents their fair value. The changes in redemption value of the securities are carried to financial income or expenses.

     e. Inventories

        Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

     f. Investment in a company

        The investment is stated at cost.

     g. Property and equipment:

        1) These assets are stated at cost.

        2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

           Annual rates of depreciation are as follows:

                                                                    %
             Computers and electronic equipment                    5-33
                                                               (mainly 33)
             Office furniture and equipment                        6-7
             Vehicles                                              15

                                           F-10




                                      MIND C.T.I. LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     h. Impairment of long-lived assets

        Statement of Financial Accounting Standards ("FAS") No. 121 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of that asset. In the reported years, no impairment loss has been recognized.

     i. Income taxes:

        1) Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse.

        2) The Company may incur additional tax liability in the event of intercompany dividend distribution; however, no additional tax has been provided for since it is the Company's policy not to cause, in the foreseeable future, distribution of dividends which would result in additional tax liability.

        3) Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.

        4) Upon the distribution of dividends from the tax-exempt income of approved enterprises (see also note 6a), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from the payment thereof. The Company intends permanently to reinvest the amounts of tax-exempt income. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

     j. Revenue recognition:

        1) Sales of licenses

           Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectability is probable. Customization of the product, if any, is performed before delivery occurs.

           In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed.

           The Company does not grant a right of return of products sold to customers, distributors and resellers.

                                           F-11




                                      MIND C.T.I. LTD.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

           The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals - other") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

           On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition". SOP 97-2 supersedes SOP 91-1 and provides guidance on when and in what amounts revenues should be recognized for the licensing, selling, leasing or otherwise marketing of computer software.

           SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company adopted SOP 97-2 as revised in SOP 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2" and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions".

           In December 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition in Financial Statements", which summarizes certain of the SEC staff's views on applying GAAP to revenue. The Company adopted SAB 101 in these financial statements. Such adoption has no material impact on the Company's financial statements.

        2) Services

           The services the Company provides consist of maintenance, support and project management.

           Project management consists of advice to the Company's customers regarding the development of billing and customer care software over their IP networks.

           Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed. See also (1) above.


     k. Research and development

        Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", research and development costs related to software products are expensed as incurred until the
         "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

        Royalty-bearing grants received from government departments for development of approved projects is recognized as a reduction of expenses as the related cost is incurred, since at the time the grants were received, successful development of the related projects was not assured.

                                           F-12




                                      MIND C.T.I. LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):


     l. Allowance for doubtful accounts

        The allowance is determined for specific debts doubtful of collection.

     m. Recently issued accounting pronouncement

        FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", introduces a new approach to accounting treatment of these matters. Under FAS 133, derivative financial instruments are to be included in the balance sheet at their fair value. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists.

        The Company adopted FAS 133 as of January 1, 2001. The adoption has no effect on the Company's results of operations nor on its financial position.

     n. Advertising expenses

        These expenses are charged to income as incurred. Advertising expenses totaled $ 533,000, $ 215,000 and $ 106,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

     o. Comprehensive income

        The Company has no comprehensive income components other than net income.


NOTE 2 - PROPERTY AND EQUIPMENT:

     a. Composition of assets, grouped by major classification, is as follows:

                                                             Accumulated
                                             C o s t         depreciation
                                     -------------------  ------------------
                                         December 31,         December 31,
                                     -------------------  ------------------
                                        2000      1999      2000     1999
                                      --------  --------  --------  --------
                                       (In thousands of   (In thousands of
                                         U.S. dollars)      U.S. dollars)
                                     -------------------  ------------------
        Computers and electronic
          Equipment                       $ 1,254  $   534   $  443    $  206
        Office furniture and equipment        377      266       84        53
        Vehicles                            1,103      592      265       162
                                         -------- -------- --------  --------
                                         $  2,734  $ 1,392   $  792     $ 421
                                         ======== ======== ========  ========

     b. Depreciation expenses totaled $ 379,000, $ 196,000 and $ 128,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

                                           F-13




                                      MIND C.T.I. LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - SEVERANCE PAY:

     a. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

        The severance pay liabilities covered by the pension funds are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the pension funds.

        The amounts accrued and the portion funded by the insurance policies are reflected in the financial statements as follows:

                                                         December 31,
                                                        2000      1999
                                                      --------  --------
                                                       (In thousands of
                                                          U.S. dollars)
                                                      ------------------
                Accrued severance pay                 $  776      $  424
                Less - amounts funded (presented in
                  "other assets")                       (363)      ( 240)
                                                     -------     -------
                Unfunded balance                      $  413      $  184
                                                     =======     =======

        The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay.

        The Company may only make withdrawals from the amounts funded with severance pay and pension funds and by insurance policies for the purpose of paying severance pay.

     b. The severance pay expenses were $ 491,000, $ 201,000 and $ 83,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

     c. The earnings on the amounts funded were $ 22,000, $ 16,000 and $ 6,000 in the years ended December 31, 2000, 1999 and 1998, respectively.


NOTE 4 - LEASE COMMITMENTS:

     a. Leasing of premises

        The premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2002 and 2004.

                                           F-14




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 4 - LEASE COMMITMENTS (continued)

    Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2000, are as follows:
                                                         (In thousands of
                                                           U.S. dollars)
                                                       ---------------------
                 Years ending December 31:
                   2001                                          $  481
                   2002                                             340
                   2003                                             261
                   2004                                             266
                                                                 ------
                                                                 $1,348
                                                                 ======

        The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

        Rental expense totaled $ 337,000, $ 201,000 and $ 77,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

     b. Leasing of motor vehicles

        In 2000, the Company entered into operating lease agreements for use of motor vehicles. The lease agreements expire on various dates between 2002 and 2003.

        Future minimum lease commitments of the Company under the above leases, at exchange rates in effect on December 31, 2000, are as follows:

                                                        (In thousands of
                                                          U.S. dollars)
                                                       ---------------------
                 Years Ending December 31:
                   2001                                         $  128
                   2002                                            128
                   2003                                             19
                                                                ------
                                                                $  275
                                                                ======

        The rental payments are payable in Israeli currency linked to the Israeli CPI.

        Rental expense totaled $ 109,000 in the year ended December 31, 2000.

                                           F-15




                                      MIND C.T.I. LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY:

     a. Share capital:

        1) In January 1998, the shareholders of the Company resolved to split every ordinary share of NIS 1 par value into 100 Ordinary shares of NIS 0.01 par value. All per share amounts and shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock split.

        2) On April 30, 2000, the shareholders of the Company resolved to increase the authorized share capital to 88,000,000 shares of NIS
           0.01 par value (85,222,220 ordinary shares, 2,222,220 mandatorily redeemable convertible A preferred shares and 555,560 mandatorily redeemable convertible B preferred shares).

           On April 30, 2000, the Board of Directors of the Company resolved to allot a stock dividend (bonus shares) at the rate of 19 ordinary shares for each ordinary share. All per ordinary share amounts and ordinary shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock dividend.

        3) Each ordinary share of NIS 0.01 par value confers upon its holder the right to receive cash dividends and stock dividends, the right to a share in the Company's assets upon liquidation, based on paid up par value, not taking into account any premium, and the right to vote at shareholders' meetings.

        4) Under an agreement entered into in August 1997, the Company issued 1,856,000 ordinary shares of NIS 0.01 par value to an investor, in consideration of $ 1,044,000 ($ 0.56 per share), net of issuance costs of $ 14,000. In addition, the Company granted the investor a warrant to increase its holdings up to 30% of the Company's shares at a price of $ 0.88 per share.

           In January 1999, the investor exercised the warrant and the Company issued thereto 2,646,000 additional ordinary shares of NIS 0.01 par value, in consideration of $ 2,313,000, net of issuance costs of $ 23,000.

        5) Initial public offering

           On August 8, 2000, 3,000,000 ordinary shares of NIS 0.01 par value were offered by the Company in an initial public offering ("IPO") at a price of $ 10 per share (before underwriting discount and offering costs). An additional 450,000 ordinary shares of NIS 0.01 par value were purchased by the underwriters in September 2000, pursuant to an over allotment option which was fully exercised at the same price per share. The proceeds to the Company, $ 29.9 million, are net of 7% underwriting discount and offering costs of $ 2.1 million.

           Upon the closing of the IPO, all the mandatorily redeemable convertible A and B preferred shares were automatically converted into ordinary shares of NIS 0.01 par value (see b. below).

           Following the IPO, the Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO.

                                           F-16




                                      MIND C.T.I. LTD.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY (continued):

     b. Mandatorilty redeemable convertible A and B shares:

        1) On March 30, 2000, the Company issued mandatorily redeemable convertible preferred shares, composed as follows:

                                                                  Original
                                                    Issued and     gross
                                                    outstanding   Proceeds
                                                  -------------  -------------
                                                   (Number of   (U.S. dollars
                                                    shares in        in
                                                    thousands)    thousands)
                                                  -------------  -------------
           A preferred shares of NIS 0.01 par value    111,111     $ 12,000
           B preferred shares of NIS 0.01 par value     27,778     $  3,000
                                                     ---------     --------
                                                       138,889     $ 15,000
                                                     =========     ========

           The A preferred shares were issued under an investment agreement among new investors, the Company and principal shareholders, dated March 30, 2000, for consideration of $12 million.

           Issuance costs of $ 894,000 were charged against the recorded amount of the A preferred shares before any accretion.

           The B preferred shares were issued on March 30, 2000 in exchange for ordinary shares held by one of the Company's principal shareholders. Concurrent with the exchange, this principal shareholder sold the B preferred shares to an investor group which was the same as the investors in the A preferred shares. The Company received no cash as a result of this sale.

        2) The A and B preferred shares conferred upon their holders the same rights as the ordinary shares (see a(3) above), as well as conversion rights, redemption rights and a preference in liquidation as stipulated in the Articles of Association of the Company and a mechanism of anti-dilution in the event of issuance of shares at a price per share lower than the price paid by the holders of the preferred shares.

           The A and B preferred shares were convertible into ordinary shares, at the holder's option, at any time after 12 months from the date of issuance. The A and B preferred shares were to be automatically converted into ordinary shares upon the occurrence of a liquidity event, including an IPO (see also below). In this case, the conversion ratio of the B preferred shares was to be one to twenty and the number of ordinary shares into which the B preferred shares were to be converted was 555,560 ordinary shares. The conversion ratio of the A preferred shares was to be between one to sixteen and one to twenty, depending on the IPO price per ordinary share.

                                           F-17

                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY (continued):

           Under the Articles of Association of the Company, in the event of a liquidity event as described below, the holders of the A and B preferred shares were to receive an amount in cash, before the holders of the ordinary shares receive any distribution, equal to the greater of (a) the sum of $108 per preferred share plus an amount equivalent to a dividend of 4.5% compounded annually since March 30, 2000, or (b) an amount such preferred holder would have received had the preferred shares been converted into ordinary shares immediately prior to the liquidity event. These liquidity events include: (i) a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; (ii) a sale of shares by the Company or by one or more of its shareholders, merger or similar transaction involving the Company, as the result of which those persons who held 100% of the voting stock of the Company immediately prior to such transaction do not hold more than 50% of the voting stock of the Company (or the surviving or resulting entity) after giving effect to such transaction; or (iii) the sale or licensing of all or substantially all of the assets of the Company. These rights expired upon the conversion of the A and B preferred shares into ordinary shares, which automatically occurred upon the IPO, see a(5) above.

        3) In connection with the issuance of the A and B preferred shares, an amount of $ 7,223,000, representing the beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period commencing upon issuance (March 30, 2000) and ending on the date of the IPO. The amount of $ 7,223,000 was calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share at the issuance date multiplied by the applicable number of equivalent ordinary shares.

        4) The Company, its existing shareholders at March 30, 2000 and the investors in the A and B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the A and B preferred shares. The redemption agreement provided that, if a liquidity event as described in (2) above would not occur by March 30, 2005, the holders of the A and B preferred shares would be entitled to cause a sale of the Company or redemption of the A and B preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares (as determined by appraisal, if requested), or (b) the amount as determined in the case of a liquidity event as described above. However, any amount paid in redemption of the B preferred shares would have been payable only to the extent of profits of the Company earned since the date of issuance (March 30, 2000). As a result of the IPO, these rights have expired.

           Accordingly , the A preferred shares were classified outside of permanent shareholders' equity prior to their conversion into ordinary shares at their expected mandatory redemption value of $ 20 million. In addition, as a result of the forgoing, an amount of $ 8,894,000 accrued in 2000, was charged to accumulated deficit. This amount reflects the difference between the redemption value of the A preferred shares and the net proceeds received by the Company for the issuance of those shares. The B preferred shares were also classified outside of permanent shareholders' equity at their estimated fair value of $ 3,000,000 at March 30, 2000, with a similar amount recorded as a reduction of additional paid-in capital representing the deemed purchase and cancellation of the ordinary shares which were exchanged for the B preferred shares. The carrying amount of the B preferred shares would have been increased by a charge to retained earnings (accumulateddeficit) in the future, to the extent that the Company had net income, up to the redemption amounts as determined in the preceding paragraph.

                                           F-18




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY (continued):


     c. Option plans:

        1) In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS 0.01 par value for $ 7,500 ($ 0.15 per share). The options are exercisable through December 31, 2001. As of December 31, 1999 and 2000, all such options are fully vested.

           The compensation expense that was charged against income in the year ended December 31, 1998 in respect of such option is $ 1,000.

        2) In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan, options for up to 1,058,000 ordinary shares of NIS 0.01 par value are to be granted to senior employees. Immediately upon issuance, the shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

           The 2000 amendment changed the number of options that can be granted under the 1998 Plan and enabled the Company to grant options to employees of the U.S. subsidiary.

           The Board of Directors determines the exercise price and the vesting period of the options granted.

           The options vest over three to five years (mainly three years), commencing on the date of grant (usually 33% each year).

           Any option not exercised by January 1, 2006 will expire.
           The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit upon sale of shares allotted under the plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee. The Company has not recorded a tax benefit because it anticipates that the tax benefit will be nominal, as most of its income during the period the options may be exercised will be tax exempt (see Note 6a).

           The 1998 Plan supersedes any previous commitments to grant options or shares to employees who were granted options under that plan.

                                           F-19




                                     MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY (continued):

The following is a summary of the status of the 1998 Plan as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates:


                                        Years Ended December 31,
                          ----------------------------------------------------
                                2000              1999              1998
                          ----------------  ----------------  ----------------
                                  Weighted          Weighted          Weighted
                                  Average           Average           Average
                                  Exercise          Exercise          Exercise
                          Number    Price   Number    Price   Number    Price
                          -------  -------  -------  -------  -------  -------
Options outstanding at
  beginning of year       413,220  $  1.16  221,220   $ 0.57        -   $    -
Changes during year:
  Granted                 518,000     6.68  207,000     1.77  221,220     0.57
  Exercised                (2,000)    0.57
  Forfeited              (191,000)    3.77  (15,000)    0.98        -        -
                          -------  -------  -------  -------  -------  -------
Options outstanding at
  end of year             738,220  $  4.36  413,220   $ 1.16  221,220   $ 0.57
                          =======  =======  =======  =======  =======  =======
Options exercisable at
  end of year             237,000  $  1.58   53,000   $ 0.57        -   $    -
                          =======  =======  =======  =======  =======  =======
Weighted average fair
  value of options
  granted during the
  year*                    $ 4.20            $ 1.99            $ 0.19
                          =======           =======           =======


      * The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           Years Ended December 31,
                                       --------------------------------
                                          2000      1999      1998
                                        ------    ------    ------
      Dividend yield                        0%        0%        0%
                                         ====      ====      ====
      Expected volatility                  53%       53%       50%
                                         ====      ====      ====
      Risk-free interest rate               5%        5%        5%
                                         ====      ====      ====
      Expected average lives - in years     2         2         2
                                         ====      ====      ====

                                            F-20




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - SHAREHOLDERS' EQUITY (continued):


            3) The following table summarizes information about options outstanding and exercisable at December 31, 2000:

        Options outstanding                       Options exercisable
---------------------------------------------  --------------------------------
                         Weighted                            Weighted
          Number         average    Weighted    Number        average   Weighted
Range of outstanding at  remaining  average   exercisable at remaining average
Exercise December 31,   contractual exercise  December 31,  contractual exercise
 prices    2000           life       price       2000          life      price
--------- ------------ -----------  --------- --------------  --------- --------
                        Years                                 Years
                        -----                                 -----
  $0.57        221,220     5         $0.57      106,000         5         $0.57
  $0.60-2.50   103,000     5         $1.25       91,000         5         $1.25
  $2.55-5.40   211,000     5         $5.03       40,000         5         $5.00
  5.50-10.00   203,000     5         $9.37
               --------                            --------
               738,220       5         $4.36     237,000         5         $1.58
               ========                           ========


            4) Accounting treatment of the 1998 Plan

               As permitted by FAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for the Plan, using the treatment prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

               Accordingly, the difference, if any, between the fair value of the shares on the date of the grant of the options, and the exercise price of such options, is recorded as a compensation expense over the vesting period.

               In the years ended December 31, 2000 and 1999, the Company recorded $ 406,000 and $ 300,000, respectively, of deferred stock compensation for the excess of the deemed fair value of the ordinary shares over the exercise price at the date of grant of options to employees. The compensation expense is being amortized by the straight-line method over the vesting period of the options. The compensation expense that has been charged against income in the years ended December 31, 2000 and 1999 is $ 227,000 and $ 26,000, respectively.

                                            F-21




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - SHAREHOLDERS' EQUITY (continued):

              Had compensation cost for the 1998 Plan been determined based on the fair value at the grant dates for awards granted
             under the 1998 Plan, consistent with the method of
             FAS 123, the Company's net income (loss) applicable
             to ordinary shares and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:
                                 Years Ended December 31,
                  ---------------------------------------------------
                      2000                1999                1998
                  --------------  ----------------------  --------------------
                        As        Pro        As      Pro    As        Pro
                     reported    forma    reported  forma  reported  forma
                     --------  ---------  --------  ------ --------- ---------
Net income (loss)
  applicable
  to ordinary
  shares -
  in thousands
  of U.S. dollars   $(12,369)  $(13,142)  $1,514    $1,424   $641    $626
                    =========  =========  ======    ======   ====    =====
Earnings (loss)
  per share -
  In U.S. dollars:
  Basic               $(0.73)    $(0.78)   $0.10     $0.10  $0.05    $0.05
                    =========  =========  ======    ======   ====    =====
  Diluted             $(0.73)    $(0.78)   $0.10     $0.10  $0.05    $0.05
                    =========  =========  ======    ======   ====    =====

     e. Dividends

        In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 6 - TAXES ON INCOME:

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959

        The Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

        The Company has currently two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.

        In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

        Through March 31, 2000, the Company distributed as dividends the entire retained earnings derived from tax exempt income. Therefore, the Company recorded deferred and current taxes at the rate of 25% in respect of the amounts distributed. Most of such dividends were declared in March 2000. From April 1, 2000, the Company does not intend to distribute dividends to its shareholders in the foreseeable future.

                                           F-22




                                     MIND C.T.I. LTD.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - TAXES ON INCOME (continued):

        The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

     b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(2), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

     c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

     d. Other applicable tax rates:

        1) Income from other sources in Israel

           Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate of 36%.

        2) Income of non-Israeli subsidiaries

           Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

     e. Deferred income taxes:
                                                      December 31,
                                                    ----------------
                                                     2000      1999
                                                    ------    ------
                                                   (In thousands of
                                                     U.S. dollars)
                                                    ----------------
        1) Provided in respect of the following:
             Accrued vacation pay                    $ 1       $ 2
             Accrued severance pay                     1         4
             Research and development expenses        10        36
             Dividend distributable from tax
               exempt income, see a. above                    (515)
                                                   -----     -----
                                                    $ 12    $ (473)
                                                   =====     =====

                                         F-23




                                    MIND C.T.I. LTD.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - TAXES ON INCOME (continued):


                                                      December 31,
                                                    ----------------
                                                     2000      1999
                                                    ------    ------
                                                   (In thousands of
                                                     U.S. dollars)
                                                    ----------------
        2) The deferred taxes are presented
             in the balance sheets as follows:
             Among current assets (liabilities)      $   7   $ (491)
             As non-current assets                       5       18
                                                    ------   ------
                                                     $ *12   $ (473)
                                                    ======   ======

           * Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

        3) Paragraph 9(f) of FAS No. 109 "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from (i) changes in exchange rates, or (ii) indexing for tax purposes.

     f. Taxes on income included in the income statements:

        1) As follows:
                                             Years Ended December 31,
                                         --------------------------------
                                             2000      1999      1998
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
             Current:
               Israeli                     $   691   $   153   $    70
               Non-Israeli                      39
                                           -------   -------   -------
                                               730       153        70
             Deferred, see e. above           (485)      294       131
                                           -------   -------   -------
                                           $   245   $   447   $   201
                                           =======   =======   =======

                                            F-24




                                      MIND C.T.I. LTD.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - TAXES ON INCOME (continued):

        2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

                                            Years Ended December 31,
                                 ---------------------------------------------
                                      2000            1999           1998
                                 --------------  --------------  -------------
                                    (In thousands of U.S. dollars)
                                 ---------------------------------------------

Income before taxes on income,
  as reported in the
  statements of income*
                                 $ 3,993   100%  $ 1,961   100%   $ 842   100%
                                 =======  ====   =======  ====   ======  ====
Theoretical tax expense          $ 1,438    36%  $   706    36%   $ 303    36%
L e s s - tax benefits
  arising from approved
  enterprise status,
  see a. above
                                  (1,397)  (35)     (216)  (11)     (93)  (11)
                                 -------  ----   -------  ----   ------  ----
                                      41     1       490    25      210    25
Increase (decrease) in
  taxes resulting from
  permanent differences:
  Income taxed at special rates      157     4
  Disallowable deductions             10     -        33     2       30     4
  Differences between the basis
    of measurement of income
    reported for tax purposes,
    and the basis of measurement
    of income for financial
    reporting purposes - net,
    see b. and e(3) above              1     -       (57)   (3)     (30)   (4)
  Other                               36     1       (19)   (1)      (9)   (1)
                                 -------  ----   -------  ----   ------  ----
Taxes on income                    $ 245     6%  $   447    23%   $ 201    24%
                                 =======  ====   =======  ====   ======  ====
* As follows:
     Taxable in Israel           $ 3,985         $ 1,951          $ 837
     Taxable outside Israel            8              10              5
                                 -------         -------         ------
                                 $ 3,993         $ 1,961          $ 842
                                 =======         =======         ======

                                            F-25




                                      MIND C.T.I. LTD.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - TAXES ON INCOME (continued):

     g. Tax assessments

        The Company has received final assessments from the tax authorities, following their audit, through the year ended December 31, 1998. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.


NOTE 7 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

                                                     December 31, 2000
                                              --------------------------------
                                                Israeli currency      Other
                                               ------------------   non-dollar
                                               Linked*   Unlinked   currencies
                                               -------   --------   ----------
                                                (In thousands of U.S. dollars)
                                               -------------------------------
     Assets - current:
       Cash and cash equivalents                 $  -     $   356     $   167
       Short-term investments                                 103
       Accounts receivable:
         Trade                                              1,015         445
         Other                                     29         335         444
                                                -----     -------     -------
                                                 $ 29     $ 1,809     $ 1,056
                                                =====     =======     =======
     Liabilities - current -
       accounts payable and accruals:
       Trade                                     $  -     $   550     $     1
       Other                                        1       1,018           3
                                                -----     -------     -------
                                                 $  1     $ 1,568     $     4
                                                =====     =======     =======

                                  *  To the Israeli CPI.

                                            F-26




                                      MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

     a. Cash and cash equivalents

        The balance as of December 31, 2000 includes $ 40.1 million of highly liquid bank deposits. The deposits are denominated in dollars and bear annual interest of 6.7%.

                                                               December 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
                                                            (In thousands of
                                                              U.S. dollars)
                                                             ----------------

     b. Short-term investments:
          Marketable securities*                              $ 103     $ 126
          Short-term bank deposits                                        628
                                                            -------   -------
                                                              $ 103     $ 754
                                                            =======   =======
          * Including unrealized gain (loss)                  $  13     $  (1)
                                                            =======   =======

     c. Accounts receivable:
        1) Trade:
             Open accounts                                  $ 6,439   $ 2,807
             Less - allowance for doubtful accounts            (850)     (230)
                                                            -------   -------
                                                            $ 5,589   $ 2,577
                                                            =======   =======

        2) Other:
             Government of Israel                             $ 334     $ 141
             Prepaid expenses                                   613        46
             Employees                                                     21
             Deferred income taxes, see note 6e                   7
             Related parties                                     29        14
             Sundry                                             477        28
                                                            -------   -------
                                                            $ 1,460     $ 250
                                                            =======   =======

     d. Other assets:
          Amounts funded with severance
            pay funds and by insurance
            policies in respect of employee
            severance pay, see note 3                         $ 363     $ 240
          Deferred income taxes, see note 6e                      5        18
                                                           -------   -------
                                                              $ 368     $ 258
                                                            =======   =======

     e. Accounts payable and accruals - other:
          Payroll and related expenses                          879     $ 287
          Accrued vacation pay                                  125       100
          Deferred revenues, see note 1j                      1,204       617
          Deferred income taxes, see note 6e                              491
          Accrued expenses in respect of the IPO                471
          Income received in advance                            135
          Accrued expenses and sundry                            87       153
                                                            -------   -------
                                                            $ 2,901   $ 1,648
                                                            =======   =======

                                           F-27




                                    MIND C.T.I. LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - SUPPLEMENTARY BALANCE SHEET  INFORMATION (continued):

     f. Concentration of credit risks

        Most of the Company's cash, cash equivalents and marketable securities at December 31, 2000 and 1999 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

        Most of the Company's revenue has historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

     g. Fair value of financial instruments

        The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is identical or close to their carrying value.


NOTE 9 - SELECTED INCOME STATEMENT DATA:

     a. Revenues:

        1) The Company has two product lines: (i) product line "A" - real-time billing and customer care solutions over IP service providers; and
            (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection.

           Following are data regarding revenues classified by product lines:

                                             Years Ended December 31,
                                         --------------------------------
                                             2000      1999      1998
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
             Product line "A"              $12,178    $3,529      $914
             Product line "B"                3,435     4,667     3,156
                                           -------    ------    ------
                                           $15,613    $8,196    $4,070
                                           =======    ======    ======

        2) Following are data regarding geographical revenues classified by geographical location of the customers:

                                              Years Ended December 31,
                                          --------------------------------
                                              2000      1999      1998
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
       United States, Latin America
         and Canada                      $5,777    $2,068      $707
       Asia Pacific and other             3,435       894       117
       Europe (1999 and 1998 -
         mainly Germany)                  4,840     3,385     2,336
       Israel                             1,561     1,849       910
                                        -------    ------    ------
                                        $15,613    $8,196    $4,070
                                        =======    ======    ======

        Most of the Company's assets are located in Israel.

                                           F-28




                                     MIND C.T.I. LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SELECTED INCOME STATEMENT DATA (continued):

        3) Revenues from customers exceeding 10% of revenues

           The Company has one customer the revenue from which exceeds 10% of total revenues. The amount of revenues from that customer was $ 1,574,000, 1,316,000 in 1999 and 1998, respectively.

     b. Research and development expenses - net:

                                             Years Ended December 31,
                                         --------------------------------
                                             2000      1999      1998
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
        Expenses incurred:
          Payroll and related expenses     $ 2,920   $ 1,702   $   993
          Depreciation and amortization        174        96        38
          Non-cash compensation                 52         9
          Other                                649       148        18
                                           -------   -------   -------
                                            $3,795     1,955     1,049
        Less - royalty bearing
          participations from the
          Government of Israel*                          (28)
                                           -------   -------   -------
                                           $ 3,795   $ 1,927   $ 1,049
                                           =======   =======   =======

      * The Company was committed to pay royalties to the Israeli Government on proceeds from sales of products in the research and development of which the Government participated by way of grants. Under the terms of Company's funding from the Israeli Government, royalties of 4% were payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company. Through December 31, 2000, the Company paid the entire amount of royalties in respect of such participations.


                                                 Years Ended December 31,
                                               -----------------------------
                                                 2000      1999      1998
                                                ------    ------    ------
                                               In thousands of U.S. dollars)
                                               -----------------------------

     c. Selling, general and
          administrative expenses:

        1) Selling expenses -
             including royalties
             in respect of
             participation in
            research and development,
             see b. above                      $     -      $161      $192
                                               =======   =======   =======
        2) General and administrative
             expenses - the changes in
             allowance for doubtful
             accounts are composed as follows:
             Balance at beginning of year        $ 230      $ 48       $24
             Increase during the year              773       285        24
             Bad debt written off                 (153)     (103)
                                               -------   -------   -------
             Balance at end of year              $ 850     $ 230      $ 48
                                               =======   =======   =======

                                           F-29




                                     MIND C.T.I. LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SELECTED INCOME STATEMENT DATA (continued):

     d. Financial and other income - net:

                                              Years Ended December 31,
                                            ------------------------------
                                              2000      1999      1998
                                             ------    ------    ------
                                            In thousands of U.S. dollars)
                                            ------------------------------
        Income:
          Gain on sale of, and
            unrealized gain on,
            trading securities              $    13    $   20    $    -
          Interest on bank deposits           1,325       139        10
          Non-dollar currency
            gains - net                                             104
                                            -------   -------   -------
                                              1,338       159       114
                                            -------   -------   -------
        Expenses:
          Financial expenses in
          respect of long-term loan                                 5
          Financial expenses in respect of
            short-term credit                    17        12         7
          Non-dollar currency losses - net      238         1
          Capital loss on sale of property
            and equipment                         3         9         3
                                            -------   -------   -------
                                                258        22        15
                                            -------   -------   -------
                                            $ 1,080    $  137    $   99
                                            =======   =======   =======

     e. Earnings (loss) per ordinary share ("EPS")

        Basic EPS are computed based on the net income (loss) applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

        Diluted EPS for the year ended December 31, 2000 does not include 738,220 options, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

        Following are data relating to the weighted average number of shares for the urpose of computing EPS:

                                              Years Ended December 31,
                                          --------------------------------
                                              2000      1999      1998
                                             ------    ------    ------
                                                   (In thousands)
                                          --------------------------------
        Weighted average number
          of shares issued and
          outstanding - used in
          computation of basic EPS           16,897    14,667    12,246
        A d d - incremental shares
          from assumed exercise
          of options                              -       317        37
                                            -------   -------   -------
        Weighted average number of
          shares used in computation
          of diluted EPS                     16,897    14,984    12,283
                                            =======   =======   =======

                                            F-30